                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             FOR THE MONTH OF APRIL 2003

                              SEAT PAGINE GIALLE S.P.A.
                 (Translation of registrant's name into English)

                     VIA AURELIO SAFFI 18, 10138 TURIN, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The information herein does not constitute an offer or an invitation to buy financial instruments in the United States of America. The above-mentioned financial instruments issued by New SEAT Pagine Gialle have not been (and shall not be) registered, pursuant to the provisions of the United States Securities Act of 1933 (hereinafter “Securities Act”), and cannot be offered or sold, either directly or indirectly, in the United States of America without a special exemption from requirements of the Securities Act. Ordinary and savings shares issued by New SEAT Pagine Gialle as a result of the spinoff will be available in the United States only if and insofar as an exemption from registration requirements envisaged by the Securities Act is applicable.

PRESS RELEASE

The Board of Directors of Seat Pagine Gialle Approves the Spinoff Project for the Directories Business Area

Rome, 1 April 2003 – Today, the Board of Directors of Seat Pagine Gialle, chaired by Riccardo Perissich, approved the proportional spinoff project for the Directories business area (telephone directories, directory assistance and business information) in favor of a newly incorporated company.

This transaction will lead to the creation of two independent companies, each focusing its industrial, financial and managerial resources on its core businesses. Two separate developments are in fact emerging in terms of activity, competition and characteristics of the potential market. On the one hand is the Directories line of business that provides answers to queries made via printed, online and telephone products and services, on the other hand the Internet and TV access and content services (and the supply of office products) represents the other line of business.

The former operates in the market of targeted advertising and telephone services, and the latter operates in the market of traditional advertising and the Internet. Both sectors represent interesting development perspectives (including development in the broadband access and digital TV).

The strategic objective of the operation approved today by the Board of Directors is to allow each of the two business lines to grasp more rapidly all market opportunities, thanks to a more focused management and a resource allocation consistent with the development prospects of each business line.

 Details of the operation

The spinoff plan envisages that Seat (the split company) transfer to a newly established company (the spunoff company) the directories and directory-assistance activities of the Italian business line (including printed products, Pagine Gialle On Line and Kompass, as well as 89.24.24 Pronto Pagine Gialle, TDL Infomedia-Thomson Directories, Euredit, Telegate and the main Business Information activities (Consodata, Netcreations, Panadress).

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Effective as of the date of spinoff, the company effecting the spin-off will change its corporate name from Seat PG S.p.A. to Telecom Italia Media S.p.A.. With a pro forma consolidated turnover for 2002 amounting to Euro 577 million in the Internet and Television markets (as well as office products), the company will strengthen its presence and visibility in such markets in full coordination with the strategy of the Telecom Italia Group. The net financial position of the split company (based on the pro forma consolidated balance sheet at December 31, 2002) shows a cash income balance of Euro 37 million.

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Effective as of the date of the spinoff, the spunoff company will be called Seat Pagine Gialle S.p.A. and will have a pro forma consolidated turnover for 2002 amounting to Euro 1,445 million. The pro forma consolidated net financial indebtedness amounted to Euro 717 million at December 31, 2002.

The new Seat Pagine Gialle will become one of the main pure telephone directories publishers in Europe, with a significant market share in Italy, the UK and Germany. The greater focus on directory publication – which has been deemed by Telecom Italia no longer to be strategic with respect to the core telecommunications business - will enable the spunoff company to make the most of the full potential offered by the development of the key-word search services market, particularly in the online sector.

Based on the spinoff project, share capital of the company effecting the spin-off will amount to Euro 93,825,465.36; the share capital of the spunoff company will amount to Euro  247,358,045.04.

Since the spin-off is being effective on a proportional basis, the allocation of the shares of the company effecting the spin-off  and the spunoff company is based on net assets of each company as of December 31, 2002. Consequently, for every 40 ordinary (or savings, as applicble) shares currently owned, the present shareholders of Seat Pagine Gialle S.p.A. will receive:

o

11 new ordinary (or savings, as applicable) shares of the split company (the company that will be called Telecom Italia Media S.p.A.)

o

29 new ordinary shares (or savings, as applicable) of the spunoff company (that will be called Seat Pagine Gialle S.p.A.)

The shares of both companies will be listed on the automated screen-based trading system (Mercato Telematico Azionario) of Borsa Italiana: the effectiveness of the spinoff is conditioned upon the shares of the spunoff company (the new Seat Pagine Gialle) being accepted for listing.

SEAT Pagine Gialle is being advised in connection with the spin-off by MCC which will also act as sponsor for the listing of the spunoff company on Mercato Telematico Azionario.

The calling of the Extraordinary General Shareholders’ Meeting has been delegated to the Chairman of the Board of Directors.

In the same meeting, the shareholders will, as part of their Ordinary General Shareholders’ Meeting, approve the annual financial statements for 2002.

The Board acknowledged the existence of special needs that, pursuant to Article 11 of the Company’s Bylaws, allow the Company to postpone the date term for the approval of the annual financial statements by four months. Consequently, for the time being the General Shareholders’ Meeting is expected to be convened by the first half of May.

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The Board also decided to submit an amendment to the Company Bylaws to the General Shareholders’ Meeting for approval. This amendment would envisage the right for the Shareholders' Meeting to pay dividends to savings shareholders, drawing from available reserves, without prejudice to all other rights enjoyed by the special share category.

The Board also decided that, if the above-mentioned amendment is approved, it will propose that the General Shareholders’ Meeting approve the allotment of a dividend of Euro 0.003 per share for each of the 187,689,368 savings shares issued, for a total amount of Euro 563,068.104, drawing this amount from the share premium account. This dividend – that will become payable as of May 22, 2003, with detachment of coupon on May 19, 2003 – does not represent a profit pursuant to Art. 44 of Presidential Decree 917 of December 22, 1986 and subsequent amendments and riders, as it is a distribution of reserves accumulated using share premium amounts. Consequently, no right to tax credit shall ensue from the payment of these dividends, as they do not constitute taxable income for the recipients.

Telecom Italia Communication & Media Relations

Internet and Media Press Office: +39.06.36882610

Investor Relations Seat PG: +39.06.51448424

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.  The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements.  This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

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SEAT’s ability to obtain its shareholders’ consent to the proposed spin-off;

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SEAT’s ability to implement its business plan with respect to its remaining businesses, including asset disposals, greater integration with Telecom Italia’s other businesses and synergies arising there from;

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SEAT’s ability to make any profits from the remaining business for the next two years at least;

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SEAT’s ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

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SEAT’s ability to implement successfully its Internet strategy;

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New SEAT Pagine Gialle’s ability to list the ordinary shares and savings shares on the Mercato Telematico of Borsa Italiana S.p.A.;

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New SEAT Pagine Gialle’s ability to continue the successful operation of the spun-off businesses and to successfully integrate businesses that were recently acquired by SEAT Pagine Gialle;

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New SEAT Pagine Gialle’s ability to achieve the expected return on investments and capital expenditures SEAT Pagine Gialle has made that are now being spun-off to New SEAT Pagine Gialle;

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New SEAT Pagine Gialle’s ability to implement successfully its strategic plan;

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the continuing impact of increased competition, including the entry of new competitors;

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the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

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the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Neither SEAT and New SEAT Pagine Gialle undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 1st, 2003

                                               SEAT PAGINE GIALLE S.P.A.
                                                      (Registrant)

                                              BY: /s/ Angelo Novati
                                                  ---------------------------
                                                      Angelo Novati
                                                 Chief Financial Officer